Eilenberg & Krause LLP

11 East 44th Street

New York, New York 10017
Telephone: (212) 986-9700
Facsimile: (212) 986-2399
E-mail: MAIL@ezlaw.com

May 4, 2006

Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 6010
Washington, D.C. 20549

Attention: Greg Belliston
Attn:	Greg Belliston
Jeffrey Riedler

Re:   Applied NeuroSolutions, Inc. (the “Company”)
Amendment No. 1 to Schedule 14A
Filed April 25, 2006
File # 1-13835

Ladies and Gentlemen:

Set forth below are the Company’s responses to the comments contained in your letter dated May 2, 2006 (the “Comment Letter”). For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

SCHEDULE 14A

General

1.	We note you provided us with a letter containing the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file the letter as correspondence on EDGAR.

Response: On May 2, 2006, the Company has filed the representation letter on EDGAR, in accordance with this item 1 of the Comment Letter.

Proposal 3, page 19

2.
We note your response to comment 8. Please disclose any known information about the next capital-raising transaction, such as the timing, type of transaction, and size. Alternatively, if true, disclose you plan to do a capital raising transaction in the near future, but you have not yet determined any of the terms.

Response: In accordance with this item 2 of the Comment Letter, the Company will amend the fourth paragraph in the section entitled “Increase in Number of Authorized Shares of Common Stock” to provide disclosure regarding the next capital transaction, which will appear in the Company’s definitive proxy statement and will read as follows:

“In addition to the shares of common stock reserved for issuance under the Company's stock option plan and upon the exercise of outstanding warrants, the Board of Directors plans to issue additional shares of common stock in connection with a capital raising transaction to be conducted by the Company by the end of the third quarter of 2006. The Board has not yet determined the terms of this capital raising transaction. The Board believes that the benefits of providing it with the flexibility to issue shares without delay for its upcoming capital raising transaction and for any other proper business purpose, including as an alternative to an unsolicited business combination opposed by the Board, outweigh the possible disadvantages of dilution and discouraging unsolicited business combination proposals.”

* * *

Please call me or William Dauber at my office at 212-986-9700 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Adam D. Eilenberg

Adam D. Eilenberg

cc:  David Ellison, Applied NeuroSolutions, Inc.